Exhibit (a)(1)(H)
FORM OF REMINDER EMAIL
Date: February 10, 2011 (unless Offer is extended)
To: Eligible Employee who has not responded
     The Alexza Pharmaceuticals, Inc. Offer to Exchange Outstanding Options to Purchase Common Stock (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer will expire at 8 p.m., U.S. Eastern Time, on February 18, 2011, unless we extend the Offer. Capitalized terms used herein have the meanings given to them in the Offer to Exchange Outstanding Options to Purchase Common Stock.
     According to our records, you have not yet submitted an Election Form for your Eligible Option Grants. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. The Election Form and other documents relating to the Offer (including instructions) are available on the Offer website at
https://www.corp-action.net/alexza.
     If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet service), please contact BNY Mellon Shareowner Services Customer Service Center, or the “Hotline,” at 1-866-395-4634 or the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 or email optionexchange@alexza.com. Alexza will make computer and internet access available at office locations to those employees without internet access.
     If you are still unable to to make an election via the Offer website, please contact Mellon by telephone at 1-866-395-4634 between 9:00 a.m. U.S. Eastern Time and 8:00 p.m. U.S. Eastern Time to request paper materials. Such paper elections must be submitted to Mellon in the manner provided for in the Offer Documents, and such paper elections must be received by Mellon before 8 p.m., U.S. Eastern Time, on February 18, 2011, unless we extend the Offer.
     Submission of the Election Form must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Submission by means other than the Offer website will NOT be accepted except as provided in the foregoing paragraph. If you have questions, please direct them to the Hotline or the Alexza Option Exchange Administrator using the contact information provided above.
     If you are not electing to tender any of your outstanding Eligible Option Grants for exchange, then no action is required on your part.
     This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange Outstanding Options to Purchase Common Stock including, without limitation, the Summary Term Sheet, the Risk Factors, the Glossary and the Questions and Answers; (2) the e-mail from the Alexza Option Exchange Administrator, dated January 21, 2011; (3) the Frequently Asked Questions; and (4) the Election Form. You may access these documents on the Offer website at https://www.corp-action.net/alexza or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Warm regards,
Alexza Option Exchange Administrator